Exhibit 99.1

CSI Solar Co., Ltd. 2026 First Quarter Report

SSE Stock Code: 688472	SSE Stock Abbreviation: CSI Solar

CSI Solar Co., Ltd.

2026 First Quarter Report

The board of directors of CSI Solar Co., Ltd. (the “Company”) and all members of the board of directors guarantee that the information of this public announcement contains no misrepresentations, misleading statements, or material omissions, and they are legally responsible for the truthfulness, accuracy, and completeness of the information contained herein.

Important Notice:

The board of directors, the directors, and senior management members of the Company guarantee that the information contained in this quarterly report is true, accurate, and complete without any false information, misleading statements or material omissions, and severally and jointly accept legal responsibility for the above.

The person in charge of the Company, the person in charge of accounting function, and the person in charge of accounting institution (head of accounting department) guarantee that the financial statements contained in this quarterly report are true, accurate, and complete.

Whether the financial statements for the first quarter have been audited:

☐ Yes ☒ No

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CSI Solar Co., Ltd. 2026 First Quarter Report

1. Key Financial Data

(1) Key Accounting Data and Financial Indicators

Unit: Yuan Currency: RMB

Item	Current Reporting Period	Same Period Last Year	Increase/Decrease Over the Same Period Last Year (%)
Operating revenue	7,129,468,616.21	8,585,581,523.55	-16.96
Operating profit	698,788,015.97	-17,935,849.35	Not Applicable
Net profit attributable to the shareholders of the Company	519,415,064.56	47,258,234.74	999.10
Net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses	343,665,959.86	87,314,740.18	293.59
Net cash flow from operating activities	-157,304,497.73	1,385,034,713.22	-111.36
Basic earnings per share (RMB/share)	0.14	0.01	1,300.00
Diluted earnings per share (RMB/share)	0.14	0.01	1,300.00
Weighted average return on equity (%)	2.21	0.21	Increased by 2.00%
Total R&D expenditure	140,932,760.44	173,509,323.43	-18.78
R&D expenditure as a percentage of operating revenue (%)	1.98	2.02	Decreased by 0.04%

	End of Current Reporting Period	End of Previous Year	Increase/Decrease at the End of Current Reporting Period over the End of Previous Year (%)
Total assets	63,075,183,279.31	64,378,089,598.43	-2.02
Equity attributable to the shareholders of the Company	23,636,056,855.34	23,394,375,286.53	1.03

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CSI Solar Co., Ltd. 2026 First Quarter Report

(2) Non-recurring Gain and Loss Items and Amounts

☒ Applicable ☐ Not applicable

Unit: Yuan Currency: RMB

Non-recurring Gain and Loss Items	Amount for the Current Reporting Period	Explanation
Gains and losses on disposal of non-current assets, including the written-off portion of asset impairment provisions made	155,898,091.41
Government grants included in the current profit and loss, except for those which are closely related to the Company’s ordinary operations, comply with national policies and regulations, and continuously received in certain standard amounts or quantities	48,406,696.26
Gains and losses from changes in fair value of financial assets and liabilities by non-financial enterprise, and gains and losses on disposal of financial assets and liabilities, except for effective hedging transactions related to the Company’s ordinary operations	28,331,878.74
Profits and losses from entrusting investment or management of assets to others	758,520.46
Reversal of provision for impairment of accounts receivable and contract assets that are individually tested for impairment	118,202.40
Other non-operating gains and losses other than the above	-8,729,790.22
Less: Effect of income tax	49,314,636.68
Effect of minority interests (after tax)	-280,142.33
Total	175,749,104.70

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CSI Solar Co., Ltd. 2026 First Quarter Report

Explanations shall be given on significant items classified as non-recurring gains and losses by the Company that are not set out in the “Explanatory Announcement No. 1 on Information Disclosure by Companies Offering Securities to the Public - Non-recurring Gain and Loss”, and on non-recurring gains and losses items set out in the “Explanatory Announcement No. 1 on Information Disclosure by Companies Offering Securities to the Public - Non-recurring Gain and Loss” but classified as ordinary gains and losses by the Company.

☐ Applicable ☒ Not Applicable

(3) Changes in Key Accounting Data and Financial Indicators and the Reasons Thereof

☒ Applicable ☐ Not Applicable

Item	Change (%)	Main Reason
Net profit attributable to the shareholders of the Company	999.10	Mainly due to the recognition in the current period of the impact of IEEPA tariffs that the U.S. Court of International Trade ruled should be refunded, resulting in a substantial increase in profits.
Net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses	293.59
Net cash flow from operating activities	-111.36	Primarily due to operational timing, certain sales proceeds had not been collected in cash as of the end of the reporting period.
Basic earnings per share (RMB/share)	1,300.00	Mainly due to a significant increase in the company’s net profit, resulting in growth in basic earnings per share compared with the same period last year.
Diluted earnings per share (RMB/share)	1,300.00	Mainly due to a significant increase in the company’s net profit, resulting in growth in diluted earnings per share compared with the same period last year.

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CSI Solar Co., Ltd. 2026 First Quarter Report

2. Shareholder Information

(Omitted)

3. Other Reminders

Other important information about the Company’s operations during the Reporting Period that should be brought to the attention of investors

☒ Applicable ☐ Not Applicable

During the reporting period, the company achieved operating revenue of RMB7.129 billion, net profit attributable to shareholders of the listed company of RMB519 million, and net profit attributable to shareholders after deducting non-recurring gains and losses of RMB344 million. The substantial increase in profits was mainly attributable to the recognition of refundable IEEPA taxes in the current period.

Pursuant to the final ruling issued by the U.S. Supreme Court on February 20, 2026, certain reciprocal tariffs previously levied by the U.S. Government under the International Emergency Economic Powers Act (IEEPA) were deemed to lack legal authorization, and the relevant tariff measures are invalid ab initio. Subsequently, the United States Court of International Trade ruled that the collected tariffs in question shall be refunded in accordance with the law. The U.S. Customs and Border Protection (CBP) has issued an official notice and launched a special tariff refund program starting from April 2026. The Company (or its relevant import entities) falls within the scope of the aforementioned rulings and has legally established enforceable rights to claim tariff refunds.

4. Quarterly Financial Statements

(1) Type of audit opinion

☐ Applicable ☒ Not Applicable

(2) Financial Statements

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CSI Solar Co., Ltd. 2026 First Quarter Report

Consolidated Balance Sheet

March 31, 2026

Prepared by: CSI Solar Co., Ltd.

Unit : Yuan Currency: RMB Audit Type: Unaudited

Item	As of March 31, 2026	As of December 31, 2025
Current assets:
Monetary funds	10,733,296,983.24	11,469,051,585.43
Financial assets held for trading	1,105,829,490.67	1,789,927,582.31
Derivative financial assets	47,410,167.47	105,443,355.82
Notes receivable	308,985,857.91	348,852,927.63
Accounts receivable	6,941,845,526.99	7,669,723,520.20
Receivables financing	136,235,999.55	139,007,197.19
Prepayments	1,424,565,016.69	1,128,193,493.48
Other receivables	3,984,098,209.60	3,276,546,062.69
Inventories	5,470,241,829.01	5,690,726,889.03
Contract assets	2,381,368,847.10	2,277,880,002.17
Assets held for sale	-	1,906,796,110.77
Other current assets	1,714,067,944.65	1,759,763,309.34
Total current assets	34,247,945,872.88	37,561,912,036.06
Non-current assets:
Long-term receivables	2,009,285,323.31	-
Long-term equity investments	837,011,301.57	520,228,862.29
Other equity investments	79,196,419.81	80,361,605.85
Other non-current financial assets	870,037,308.50	762,364,705.76
Fixed assets	12,679,460,744.38	13,443,445,172.88
Construction in progress	7,120,968,538.88	6,670,196,711.62
Right-of-use assets	638,594,682.45	675,928,356.70
Intangible assets	783,685,349.58	788,676,212.17
Long-term prepaid expenses	337,607,397.26	372,277,210.91
Deferred tax assets	2,781,935,651.21	2,807,076,201.82
Other non-current assets	689,454,689.48	695,622,522.37
Total non-current assets	28,827,237,406.43	26,816,177,562.37
Total assets	63,075,183,279.31	64,378,089,598.43
Current liabilities:
Short-term loan	6,288,290,706.12	6,399,613,611.63
Derivative financial liabilities	40,054,123.61	42,400,244.47
Notes payable	5,015,928,019.74	6,603,903,276.77
Accounts payable	4,591,363,277.38	4,362,986,835.28
Contract liabilities	2,930,393,417.14	3,184,137,745.18
Employee benefits payables	375,885,510.96	364,039,453.73
Taxes payable	574,804,761.03	671,259,372.83
Other payables	4,709,373,399.81	4,765,965,640.55
Non-current liabilities due within one year	3,232,788,005.00	3,612,269,444.00
Other current liabilities	51,871,495.04	53,431,422.25
Total current liabilities	27,810,752,715.83	30,060,007,046.69
Non-current liabilities:
Long term loan	7,988,333,150.90	7,189,267,824.05
Lease liabilities	700,906,640.53	724,902,824.05
Long-term payables	2,567,829.20	2,679,273.13
Estimated liabilities	889,977,026.23	1,030,179,958.05
Deferred income	1,046,021,604.58	1,056,640,165.77
Deferred income tax liabilities	143,043,881.40	82,134,270.62
Other non-current liabilities	833,172,280.35	831,954,854.32
Total non-current liabilities	11,604,022,413.19	10,917,759,169.99
Total Liabilities	39,414,775,129.02	40,977,766,216.68
Owner’s equity (or shareholders’ equity):
Paid-in capital (or equity)	3,643,140,112.00	3,643,140,112.00
Capital reserve	7,459,865,449.84	7,452,746,094.01
Less: Treasury stock	477,840,770.93	477,840,770.93
Other comprehensive income	-329,944,174.12	-45,091,322.54
Other comprehensive income	273,273,191.10	273,273,191.10
Undistributed profits	13,067,563,047.45	12,548,147,982.89
Total equity attributable to the Company (or shareholders’ equity)	23,636,056,855.34	23,394,375,286.53
Minority interests	24,351,294.95	5,948,095.22
Total owners’ equity (or shareholders’ equity)	23,660,408,150.29	23,400,323,381.75
Total liabilities and owners’ equity (or shareholders’ equity)	63,075,183,279.31	64,378,089,598.43

Person in charge of the Company: Qu Xiaohua

Person in charge of accounting function: Pan Naihong

Person in charge of accounting institution: Kuai Guofeng

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CSI Solar Co., Ltd. 2026 First Quarter Report

Consolidated Income Statement

January-March 2026

Prepared by: CSI Solar Co., Ltd.

Unit: Yuan Currency: RMB Audit Type: Unaudited

Item	First quarter of 2026	First quarter of 2025
1. Total operating revenue	7,129,468,616.21	8,585,581,523.55
Including: Operating revenue	7,129,468,616.21	8,585,581,523.55
2. Total operating costs	6,658,816,602.38	8,910,040,924.80
Including: Operating costs	5,674,428,891.06	8,005,845,474.13
Taxes and surcharges	45,173,807.24	35,481,870.45
Selling expenses	179,985,608.75	256,242,816.04
Administrative expenses	320,974,963.69	433,885,898.72
R&D expenses	140,932,760.44	173,509,323.43
Financial expenses	297,320,571.20	5,075,542.03
Including: Interest expense	102,846,372.64	162,833,905.42
Interest income	43,465,687.00	57,463,034.13
Add: Other income	99,074,497.82	472,239,010.77
Investment income (losses indicated by “-”)	120,023,098.71	-56,678,381.79
Including: Gains from investment in associates and joint ventures	25,898,057.49	5,278,555.43
Gains from changes in fair value (losses indicated by “-”)	-40,366,886.79	-14,789,833.51
Credit impairment losses (losses indicated by “-”)	4,061,359.33	-16,187,691.02
Impairment loss on assets (losses indicated by “-”)	-86,070,596.91	-61,624,441.35
Gain on disposal of assets (losses indicated by “-”)	140,228,087.29	-7,198,397.08
3. Operating profit (losses indicated by “-”)	707,601,573.28	-8,699,135.23
Add: Non-operating income	2,177,932.30	16,266,592.65
Less: Non-operating expenses	10,991,489.61	25,503,306.77
4. Total profits (total losses indicated by “-”)	698,788,015.97	-17,935,849.35
Less: Income tax expense	156,461,033.00	-62,885,434.87
5. Net profit (net loss indicated by “-”)	542,326,982.97	44,949,585.52
(1) Classified by continuity of operations
1. Net profit from continuing operations (net loss indicated by “-”)	542,326,982.97	44,949,585.52
(2) Classified by ownership
1. Net profit attributable to the shareholders of the Company (net loss indicated by “-”)	519,415,064.56	47,258,234.74
2. Profit and loss attributable to minority shareholders (net loss indicated by “-”)	22,911,918.41	-2,308,649.22
6. Other comprehensive income, net of tax	-284,852,851.58	78,799,531.65
(1) Other comprehensive income attributable to owners of the Company, net of tax	-284,852,851.58	78,799,531.65
1. Other comprehensive income that cannot be reclassified into profit or loss	-	-309,661.18
(1) Changes in fair value of other equity instrument investments	-	-309,661.18
2. Other comprehensive income to be reclassified into profit and loss	-284,852,851.58	79,109,192.83
(1) Cash Flow Hedge Reserve	-13,087,400.00	-
(2) Exchange difference arising from translation of foreign currency financial statements	-271,765,451.58	79,109,192.83
7. Total comprehensive income	257,474,131.39	123,749,117.17
(1) Total comprehensive income attributable to owners of the Company	234,562,212.98	126,057,766.39
(2) Total comprehensive income attributable to minority shareholders	22,911,918.41	-2,308,649.22
8. Earnings per share:
(1) Basic earnings per share (RMB/share)	0.14	0.01
(2) Diluted earnings per share (RMB/share)	0.14	0.01

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CSI Solar Co., Ltd. 2026 First Quarter Report

In the current reporting period, for enterprises under the same control, the net profit achieved by the merged entity before the merger was nil, and the net profit achieved by the merged entity in the previous period was nil.

Person in charge of the Company: Qu Xiaohua

Person in charge of accounting function: Pan Naihong

Person in charge of accounting institution: Kuai Guofeng

Consolidated Cash Flow Statement

January- March 2026

Prepared by: CSI Solar Co., Ltd.

Unit: Yuan Currency: RMB Audit Type: Unaudited

Item	First quarter of 2026	First quarter of 2025
1. Cash flow from operating activities:
Cash received from sale of goods and provision of services	9,449,784,627.80	22,408,565,333.29
Tax refunds received	8,345.88	6,527.61
Other cash received related to operating activities	1,325,250,870.99	2,732,194,097.16
Subtotal of cash inflow from operating activities	10,775,043,844.67	25,140,765,958.06
Cash paid for purchase of goods and services rendered	8,838,105,974.28	16,909,227,166.99
Cash paid to and on behalf of employees	1,046,461,997.95	1,445,255,676.34
Various taxes paid	208,040,408.97	1,154,245,767.90
Other cash payments related to operating activities	839,739,961.20	4,247,002,633.61
Subtotal cash outflow from operating activities	10,932,348,342.40	23,755,731,244.84
Net cash flow from operating activities	-157,304,497.73	1,385,034,713.22
2. Cash flows from investing activities:
Cash received from disposal of investments	720,223,481.58	385,182,844.73
Cash received from return of investments	78,017,695.23	45,491,096.62
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	23,700,582.64	943,844.95
Net cash received from disposal of subsidiaries and other business units	214,358,497.40	-
Net cash received from other investing activities	97,024,429.45	-
Subtotal of cash inflows from investing activities	1,133,324,686.30	431,617,786.30
Cash paid for the acquisition and construction of fixed assets, intangible assets and other long-term assets	1,044,784,557.78	1,836,898,722.71
Cash paid for investments	492,830,348.37	439,252,006.04
Subtotal of cash outflows from investing activities	1,537,614,906.15	2,276,150,728.75
Net cash flows from investing activities	-404,290,219.85	-1,844,532,942.45
3. Cash flow from financing activities:
Proceeds from investments	2,848,000.00
Including: Proceeds from Minority Shareholders	2,848,000.00
Proceeds from loans	4,406,413,947.04	3,947,314,168.20
Other cash received from financing activities	747,533,395.72	1,404,834,145.38
Subtotal of cash inflows from financing activities	5,156,795,342.76	5,352,148,313.58
Cash paid for repayment of loans	4,066,785,182.43	3,569,620,178.91
Cash paid for dividends, profits or interest payments	118,625,859.81	121,778,847.44
Other cash paid for other financing activities	127,163,048.86	835,411,498.52
Subtotal of cash outflows from financing activities	4,312,574,091.10	4,526,810,524.87
Net cash flow from financing activities	844,221,251.66	825,337,788.71
4. Effect of changes in exchange rate on cash and cash equivalents	-101,877,900.77	12,187,059.93
5. Net increase in cash and cash equivalents	180,748,633.31	378,026,619.41
Add: Beginning balance of cash and cash equivalents	8,453,344,709.03	7,806,646,753.41
Ending balance of cash and cash equivalents	8,634,093,342.34	8,184,673,372.82

Person in charge of the Company: Qu Xiaohua

Person in charge of accounting function: Pan Naihong

Person in charge of accounting institution: Kuai Guofeng

Adjustments to the financial statements at the beginning of the year upon initial adoption of new accounting standards or interpretation of standards since 2026

☐ Applicable ☒ Not Applicable

We hereby announce the above.

             Board of Directors of CSI Solar Co., Ltd.

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CSI Solar Co., Ltd. 2026 First Quarter Report

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may”, “will”, “expect”, “anticipate”, “future”, “ongoing”, “continue”, “intend”, “plan”, “potential”, “prospect”, “guidance”, “believe”, “estimate”, “is/are likely to” or similar expressions, the negative of these terms, or other comparable terminology. These forward-looking statements include, among other things, our expectations regarding global electricity demand and the adoption of solar and battery energy storage technologies; our growth strategies, future business performance, and financial condition; our transition to a long-term owner and operator of clean energy assets and expansion of project pipelines; our ability to monetize project portfolios, manage supply chain fluctuations, and respond to economic factors such as inflation and interest rates; our outlook on government incentives, trade measures, regulatory developments, and geopolitical risks; our expectations for project timelines, costs, and returns; competitive dynamics in solar and storage markets; our ability to execute supply chain, manufacturing, and operational initiatives; access to capital, debt obligations, and covenant compliance; relationships with key suppliers and customers; technological advancement and product quality; and risks related to intellectual property, litigation, and compliance with environmental and sustainability regulations. Other risks were described in Canadian Solar’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 30, 2025. Although Canadian Solar believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Inherent Uncertainty of the Forecast

The forecast should be read in conjunction with the assumptions and qualifications set forth herein. The forecast is based on numerous assumptions, many of which are beyond our control, and some or all of which may not materialize.

Additionally, to the extent that the assumptions inherent in the forecast are based upon future business decisions and objectives, they are subject to change. Although the forecast is presented with numerical specificity and is based on reasonable expectations developed by our management, the assumptions and estimates underlying the forecast are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of CSI Solar and Canadian Solar. Accordingly, the forecast is only an estimate and is necessarily speculative in nature. It is expected that some or all of the assumptions in the forecast will not be realized and that actual results will vary from the forecast. Such variations may be material and may increase over time. In light of the foregoing, readers are cautioned not to place undue reliance on the forecast. The forecast should not be regarded as a representation or warranty by Canadian Solar, CSI Solar or any other person that the forecast can or will be achieved.

PRC GAAP

CSI Solar’s financial statements were prepared in accordance with PRC GAAP, whereas Canadian Solar’s financial statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). PRC GAAP differs materially from U.S. GAAP. We have not prepared a reconciliation of the financial statements between PRC GAAP and U.S. GAAP and has not quantified such differences. In addition, Canadian Solar’s financial statements eliminate all intercompany transactions between Canadian Solar and its subsidiaries. As a result, CSI Solar’s financial statements are not directly comparable to the corresponding consolidated financial performance of Canadian Solar. Investors should consult their own professional advisors for an understanding of the differences between PRC GAAP and U.S. GAAP and how those differences might affect the information contained in the financial statements.

No Audit or Review

The financial statements above have not been audited or reviewed by the independent public accountants of Canadian Solar or CSI Solar. The financial statements should not be relied upon by investors to provide the same type or quality of information as information that has been subject to an audit or review by independent auditors.